January 18, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Joseph Cascarano

Re:	YogaWorks, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed April 3, 2018 Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed November 14, 2018 File No. 001-38151

Ladies and Gentlemen:

We are providing this correspondence with respect to the Staff’s comment letter dated December 18, 2018, regarding the above-referenced filing. In an EDGAR Transmission to the SEC, dated January 3, 2019, we requested an extension until on or before January 18, 2019. However, we have been unable to consult with the Staff regarding our proposed response to the comment letter as the SEC has been operating under limited capacity due to the government shutdown. We propose to file our response via EDGAR promptly after the SEC resumes operations at full capacity and we are able to confirm our proposed response with the Staff.

Please contact me at (424) 207-2132 if you have any questions.

YogaWorks, Inc.

By:	/s/ Vance Chang Vance Chang Chief Financial Officer
cc:	Robert S. Littlepage Paul Fischer Larry Spirgel Travis J. Leach